Option Exchange Program Informational Presentation Begins:Monday, November 9, 2020 Ends: 9pm Pacific Time, Tuesday, December 8, 2020 Exhibit (a)(1)(x)

Overview

Options are a key component of our incentive and retention program, and we have offered them broadly, at all employee levels, since the Company’s founding We believe options encourage employees to act like owners of the business by: Motivating us to work toward our collective success Rewarding employees’ contributions by allowing them to benefit in the growth of the Company’s value Option Overview Our Compensation Philosophy

Prothena’s share price has declined over recent years, leaving options that were granted from ~2014 to ~2018 “underwater” Option Overview Underwater Options Strike prices of options granted in this period range from ~$20 to ~$70 Nov. 6, 2020 Closing Share Price = $12.31

Currently underwater options have a “tail value” because Prothena’s share price could rise before the expiration of the option’s 10-year term The table below illustrates the “tail value” of the February 24, 2016 grant at a strike price of $34.61, that expires ten years from grant (February 24, 2026) Option Overview Underwater Options and “Tail Value” Strike Price is $34.61 Options could have realizable value Options could expire underwater Potential Future Stock Prices December 8, 2020 Exchange Date Stock Price Date

Prothena is offering a voluntary, one-time opportunity for eligible option holders to exchange certain underwater options for a smaller number of new options with a lower strike price If you elect to participate in the exchange – which can be done on a grant-by-grant basis – at the end of the exchange (December 8): Options you elect to surrender will be cancelled Replacement options will be granted A new option agreement will be provided through E*TRADE, planned for the week of December 14 The exchange is designed to be “value-neutral” – this means that the aggregate value of the new options received in the exchange is approximately equal to the aggregate “tail value” of your surrendered options (based on the accounting values) Exchanging your options allows you the potential to recognize value from any increase in Prothena’s share price from the time of the exchange (as opposed to recognizing value only when Prothena’s share price rises above the original strike price) Option Overview Exchange Program

Program Details

Option Exchange Program Program Details Exchange Provision Details Who is eligible? All current employees and non-employee directors are eligible to participate in the exchange program. Which stock options are eligible for exchange? In order to be eligible for exchange, stock options must: Have been granted prior to April 23, 2018, and Have a strike price greater than or equal to $17.63. When will I be able to exchange my options? The exchange window opens on November 9, 2020 and closes at 9pm Pacific Time on December 8, 2020. What is the grant date and strike price of the replacement options? The new, replacement options received in the exchange will have a grant date of December 8, 2020 The strike price of the replacement options will be equal to the closing price on December 8, 2020 When will the replacement options vest? The replacement options will vest as originally scheduled, except any options that were originally vested or were scheduled to vest within one year of the exchange will vest on the one-year anniversary of the exchange (December 8, 2021). When will the replacement options expire? The replacement options will expire on the original expiration date(s) of the surrendered options.

Option Exchange Program Exchange Ratios The number of new, at-the-money options received in the exchange will be less than the number of original options exchanged The “exchange ratio” of each eligible option will be unique to that option, and is intended to be “value neutral” (i.e., the aggregate value of the underwater options is generally equal to the aggregate value of the exchanged options) The Exchange Ratios for the largest outstanding grants are as follows: Grant Date Strike Price Exchange Ratio Exchange 1,000 Original Options for … February 4, 2014 $29.81 2.71 for 1 369 March 11, 2015 $27.81 1.10 for 1 909 February 24, 2016 $34.61 1.60 for 1 625 February 22, 2017 $55.00 1.92 for 1 520 February 21, 2018 $33.10 1.33 for 1 751

Option Exchange Program Exchange Ratio Example If you have 1,000 options originally granted on February 24, 2016, you can elect to exchange them for 625 replacement options The exchange is considered “value neutral” However, the value that you can realize from the replacement options or the original options depends on Prothena’s future share price movement and timing of exercise (see table below and next page for illustration) Original Options Replacement Options Number of Options 1,000 625 Strike Price $34.61 TBD (1) Vest Schedule Fully Vested 100% vest in 1 year Expiration Date February 24, 2026 February 24, 2026 Growth up to “Break Even” Share Price Growth Above “Break Even” Share Price Original options have $0 value at less than $34.61 At prices above $34.61, both options have value, but replacement options have more value Original options now have greater value than replacement options (1) TBD – based on closing price on last day of exchange

Option Exchange Program Exchange Ratio Example Assumes replacement options are granted @ $15.00 strike price The following chart illustrates the crossover price for the February 24, 2016 eligible grant (example for illustrative purposes only): Value of Options Higher with Exchange Value of Original Options is Higher Options Value at Future Share Prices (example for illustrative purposes only) $10.00 $15.00 $20.00 $40.00 $60.00 $80.00 $100.00 Original $0 $0 $0 $5,390 $25,390 $45,390 $65,390 Replacement $0 $0 $3,125 $15,625 $28,125 $40,625 $53,125 “Break Even” Stock Price

i Vest on Dec 8, 2021 Option Exchange Program Program Details – Vesting Feb 21, 2018 Feb 21, 2019 Feb 21, 2020 Feb 21, 2021 Feb 21, 2022 Dec 8, 2020 Exchange Date Dec 8, 2021 These options were vested at time of exchange. If you elect to exchange, these options are no longer vested; they will vest on 12/8/2021 if you exchange them. These options were scheduled to vest within a year of the exchange. If you exchange, they will vest on 12/8/2021 instead. These options will vest as originally scheduled If you exchange your underwater options, any replacement options received will vest at the later of: The one-year anniversary of the grant date of replacement options (Dec. 8, 2021) The originally scheduled vesting date of the cancelled options Example: February 21, 2018 Grant

Option Exchange Program Taxation Choosing to participate in the exchange will not give rise to a taxable event If you elect to exchange your outstanding options for replacement options, the replacement options will be subject to the same tax consequences as your original options, meaning that you will not recognize any taxable income upon the grant of the replacement options If you are a non-U.S. participant, we encourage you to seek local tax advice

Making Your Elections

Making Your Elections Overview Your elections can be made through the Option Exchange Program website: https://myoptionexchange.com/ You will be able to do the following: View offer documents and FAQs Elect to exchange eligible options on a grant-by-grant basis View the cross-over point for each eligible option and model the value of your options at assumed future stock prices You will receive a confirmation of your elections upon completion You can change your election anytime during the 20 business day period Once the Exchange Program has closed, only the final election will be considered Replacement options are granted effective at the close of the Tender Offer period (Dec. 8) Your final elections must be received prior to the Exchange Program deadline of 9pm Pacific Time on Tuesday, December 8, 2020

Making Your Elections MyOptionExchange.com 1. Go to www.MyOptionExchange.com and click on the link shown below to register and create a new user account. Click link here to register

Making Your Elections MyOptionExchange.com 2. Create a new account using your work e-mail and selecting a password of your choice. Passwords must be a minimum of 8 characters, include both upper and lower case letters, and at least one special character.

Making Your Elections MyOptionExchange.com 3. Once you’ve created a new account, login using your work e-mail and newly-created password. MyOptionExchange utilizes verification identity, so each time you attempt to login, a verification code will be sent to your work e-mail. The verification code will remain active for approximately 30 minutes, after which a new code will need to be requested. Sample verification code

Making Your Elections MyOptionExchange.com 4. If you need a new verification code, click this link: Click link here to request a new verification code

Making Your Elections MyOptionExchange.com 5. You can now proceed with making your elections. All elections must be made on a grant-by-grant basis. This drop-down menu will let you select “Exchange” or “Do Not Exchange”

Making Your Elections MyOptionExchange.com 6. MyOptionExchange.com has tools to model out the value of your options at various potential future share prices based on which grants you choose to exchange.

Making Your Elections MyOptionExchange.com 7. After making your elections, you will be asked to confirm them through electronic signature. Once you have read and understood the offering materials, check the two boxes and type your signature, then click submit

Making Your Elections MyOptionExchange.com 8. Once you’ve confirmed your elections and are ready to exit your session, click the log off button. Click link here to log off

Key Dates and Next Steps

Key Dates and Next Steps Summary Date Details November 9, 2020 Commencement of exchange November 9, 2020 to December 8, 2020 Employees and NEDs can elect whether to exchange options on a grant-by-grant basis through the www.myoptionexchange.com portal December 8, 2020 Exchange window closes at 9pm Pacific Time Exchanged options cancelled Replacement options granted Strike price of new options determined based on December 8, 2020 closing price Week of December 14 Replacement option grant agreements will be available for acceptance in your E*TRADE account

Appendix

Option: The right to buy an ordinary share of Prothena at a fixed price (called the strike price or exercise price) for a certain period of time. Strike Price (or Exercise Price): The price at which Prothena shares can be purchased upon exercise of an option. The strike price is set when the option is granted and is equal to Prothena’s closing share price on the date of grant. Underwater Option: An option whose strike price is higher than the current share price of Prothena. Underwater options do not have immediate value but can have value in the future if Prothena’s share price increases above the strike price prior to the expiration of the option. Exchange: The trade of existing underwater options for a lesser number of options with a new, lower strike price. Glossary Key Terms and Definitions

Vesting Period: The amount of time you must remain employed by Prothena (or serve as an NED) in order to earn an option. You may not exercise an option prior to vesting. Exchange Ratio: The number of original options you will need to exchange for one replacement option (e.g., 2 old options for 1 replacement option). Expiration Date: The last possible date you can exercise an option. After the expiration date, the option is forfeited if you have not previously exercised. Prothena options expire ten years from the date of the grant. Any replacement options received in the exchange will expire ten years from the original grant date of the surrendered option, not ten years from the exchange date. Tail Value: Value of an underwater stock option based on the fact that: The option remains exercisable until its expiration, and Prothena’s share price could rise above the strike price prior to expiration Glossary Key Terms and Definitions

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